Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of EarthLink, Inc. for the registration of $300,000,000 of 7.375% Senior Secured Notes due 2020 and to the incorporation by reference therein of our reports dated February 20, 2013 (except for Note 19, as to which the date is July 10, 2013), with respect to the consolidated financial statements of EarthLink, Inc. as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012, and the effectiveness of internal control over financial reporting of EarthLink, Inc. as of December 31, 2012 included in its Current Report (Form 8-K) dated July 10, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, GA
July 10, 2013